

Room 4561

September 19, 2007

William J. Hoffman
Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Fort Meyers, Florida 33901

Re: NeoMedia Technologies, Inc.
Amendment No. 4 to Registration Statement on Form S-3
Filed August 15, 2007
File No. 333-137227

Dear Mr. Hoffman:

We have reviewed your amended registration statement and have the following comments.

Form S-3/A

General

1.   Please update your incorporation by reference section and the other information in the prospectus, as appropriate.

2.   Please refer to prior comment 2 from our letter dated July 12, 2007. We note your reference to the factors sets forth in Telephone Interpretation D.29 that the staff has identified as useful in determining whether a purported secondary offering is really a primary offering. However, we find your analysis regarding a stockholder that has been almost the exclusive source of external financing to you since 2003 and is currently eligible to acquire approximately 50% of our currently outstanding common stock (at various discounts to then prevailing trading price of your stock) unpersuasive. We also note from the calculation of shares outstanding held by non-affiliates provided in your response letter that you have 682,213,321 shares outstanding held by non-affiliates. However, in response to prior comment 1 from our letter dated October 11, 2006, you calculated public float as of July 31, 2006 (i.e., outstanding common stock less shares held by affiliates) to be 579,097,763 shares. As noted in our prior comment, it is unclear

why you believe that the calculation of shares held by non-affiliates should take into account events (i.e., departures of officers and directors) that have occurred during the pendency of this registration statement. Specifically, please tell why you believe the shares held by Messrs. William E. Fritz, Martin Copus, A. Hayes Barclay, and Charles Jensen should not be considered "shares held by affiliates" in the calculation of percentage of shares being registered on behalf of Cornell Capital and its affiliates.

3.   We also note that all shares being registered for resale on behalf of Thornhill Capital, LLP were acquired or eligible to be acquired upon exercise of warrants issued in connection with your various financing transactions with Cornell Capital Partners. Please tell us the relationship between this stockholder and Cornell Capital and provide us with a detailed analysis as to why the shares being offered on behalf of this stockholder should not be included in the calculation of percentage of shares being registered on behalf of Cornell Capital and its affiliates.

Selling Stockholders, page 22

4.   Please refer to prior comment 3 from our letter dated July 12, 2007. We note from your response to the prior comment that your revised agreements with Cornell give Cornell "the right to allocate the number of shares being registered in their name in this registration [statement]." We also note that the revised selling stockholder table does not specify the shares underlying specific securities being registered for resale by Cornell (e.g., those underlying a certain number of outstanding Series C Convertible Preferred Stock, a certain amount of a specific convertible debenture, or a specific warrant). Please revise your disclosure to identify with specificity the shares being register for resale by Cornell (similar to that provided in footnotes (3), (6), (13), (14), (16) and (17) for other of the selling stockholders).

5.   Please refer to prior comment 4 from our letter dated July 12, 2007. We note that Item 507 requires disclosure of both the amount of a class of securities to be beneficially owned after the offering, as well as the percentage of ownership (if greater than 1%). Please revise your table accordingly. Please also revise your table to disclose the total number of shares beneficially owned by Cornell and simply note the beneficial ownership cap in your footnote disclosure.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your period report within 10 days of the date of this letter or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (305) 358-7095
         Clayton E. Parker, Esq.
         Ronnie Haligman, Esq.
         Kirkpatrick & Lockhart Nicholson Graham LLP
         Phone: (305) 539-3306